FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month January 2020 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

On January 23, 2020, the Registrant, Cadence, and Kyiv Polytechnic
Institute (KPI) Announced the Opening of First Analog Design Lab

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: Jan. 23, 2020	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz, Cadence, and Kyiv Polytechnic Institute (KPI) to Open First Analog Design Lab

The first-of-its-kind lab and corresponding program will provide unparalleled access to tools and expertise in IC design, and will enable to train the next generation of analog electrical engineering experts

MIGDAL HAEMEK, Israel, Kyiv, UA, and San Jose, CA, January 23, 2020 – TowerJazz (NASDAQ/TASE: TSEM), the global specialty foundry leader, Igor Sikorsky Kyiv Polytechnic Institute (KPI), the national technical university of Ukraine, and Cadence Design Systems, Inc. (NASDAQ: CDNS), today announced a collaboration to open a new analog circuit design lab in Ukraine. The first-of-its-kind lab and corresponding program was formed to provide designers and high-level engineering students with unparalleled access to tools and expertise in IC design.

The lab, at the prestigious KPI University, is equipped with advanced hardware and software design tools, providing the most up-to-date setting for analog circuit designers. The collaboration between the three parties sets the grounds for the next generation of analog electrical engineering experts to perfect their skills. In addition, students gain exclusive direct access to TowerJazz’s analog process as reflected in the company’s PDK, allowing hands-on practical experience with silicon manufacturing. TowerJazz plans to sponsor and allow select students to run post-silicon projects, exposing them to a full-circle experience of the design-to-product process.

“We are very excited to announce the availability of this exclusive program to our students. Our collaboration with TowerJazz and Cadence allows us to enhance our academic portfolio in analog design techniques.” said Mykhaylo Zgurovsky, Rector of the National Technical University of Ukraine ‘Igor Sikorsky Kyiv Polytechnic Institute’. “We believe this activity will cultivate a profound VLSI community in Ukraine. The hardware and software of this lab will enable our higher degree students and teachers to obtain Cadence certificates in the modern analog design system.”

This initiative opens up new possibilities for all levels of trainings from B.A.s, M.A.s, and up to Ph.Ds, at KPI’s Faculty of Electronics. By providing targeted training and allowing realization of academic studies projects, this program involves Igor Sikorsky KPI students in joint research projects with industry players.

“We are very excited to announce our distinctive collaboration with KPI and Cadence and to be setting new grounds for design expertise. Enabling access to our state-of-the-art design enablement kits, along with Cadence leading software tools and the KPI team of experts, we can effectively train a new generation of analog designers,” said Ori Galzur, Vice President of VLSI Design Center and Design Enablement, TowerJazz. “By becoming familiar with TowerJazz’s analog PDK and process, program graduates can potentially have a gateway to joining our dedicated and experienced worldwide design enablement team.”

“Cadence is committed to supporting academic institutions, and our work with TowerJazz and KPI is geared toward developing a lab for practical, high-level design academic studies,” said Yoon Kim, Vice President of Business Development, Head of Cadence Academic Network. “Our technology and expertise, together with the TowerJazz PDK, provide students with a modern analog academic foundation and advanced tools needed to achieve system-on-chip design excellence so these future engineers can hone the necessary skills required to succeed after graduation.”

Grand opening ceremony will take place January 30, 2020, at the KPI campus and will feature sessions by executives from all parties.

For additional details regarding the event, please email TowerJazz media contact: oritsha@towersemi.com.
For additional information about TowerJazz’s technology, please click here.
For additional information about KPI University, please click here.
For additional information about Cadence, please click here.

About Cadence
Cadence enables electronic systems and semiconductor companies to create the innovative end products that are transforming the way people live, work and play. Cadence software, hardware and semiconductor IP are used by customers to deliver products to market faster. The company’s Intelligent System Design strategy helps customers develop differentiated products—from chips to boards to intelligent systems—in mobile, consumer, cloud, data center, automotive, aerospace, IoT, industrial and other market segments. Cadence is listed as one of Fortune Magazine's 100 Best Companies to Work For. Learn more at cadence.com.

About KPI
Igor Sikorsky Kyiv Polytechnic Institute is one of biggest educational establishments in Europe. It trains 25 thousand of students, postgraduates; doctorates as well as foreign student from neighbouring and far abroad countries. Every sixth student of Kyiv city is obtaining the education in KPI and every 25th professor and associate professor of Ukraine is a fellow worker of KPI, among all technical higher educational establishments of our country, every fifth faculty and chair is the faculty of chair of KPI.University has 19 faculties, 9 educational and scientific institutes, several scientific and research institutes and educational centers. It trains Bachelors, Specialists and Masters, PhD and Doctors of Science. The university has its own publishing house “Polytechnika”. It employs more than 500 professors and over 1300 associate professors. For more information, please visit https://kpi.ua/en. The lab is located in Electronics Faculty which consists of 7 departments and 3 interdepartmental laboratories. The faculty has about 1500 students, more than 100 of them are foreigners. The teaching staff consists of 185 people, among them are 2 academicians of National Academy of Sciences, 2 corresponding members of National Academy of Sciences, 33 professors and 95 associate professors. For more information, please visit https://fel.kpi.ua/about-the-faculty/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its subsidiaries operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures next-generation integrated circuits (ICs) in growing markets such as consumer, industrial, automotive, medical and aerospace and defense. TowerJazz’s advanced technology is comprised of a broad range of customizable process platforms such as SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides world-class design enablement for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity. To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three facilities in Japan (two 200mm and one 300mm) through its partnership with Panasonic Semiconductor Solutions Co. LTD. For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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KPI Company Contact: Victor Kazmirenko |  vk@phbme.kpi.ua
TowerJazz Company Contact: Orit Shahar | +972-74-7377440 | oritsha@towersemi.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com